Exhibit 2.01

Resource Extraction Payment Report

Reporting Entity:	Hess Midstream LP
Reporting Fiscal Year:	From 1/1/2024 to 12/31/2024
Reporting Currency:	United States Dollar (in thousands)
Business Segment:	Midstream

Payments by Government
Country / Government	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvements	Community & Social Responsibility	Total

United States
Internal Revenue Service	115	-	-	-	-	-	-	-	115
Total United States	$115	$-	$-	$-	$-	$-	$-	$-	$115

Total Payments by Government	$115	$-	$-	$-	$-	$-	$-	$-	$115

Payments by Project
	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvements	Community & Social Responsibility	Total

Entity Level Payments
Hess Infrastructure Partners Holdings LLC (a)	$115	-	-	-	-	-	-	-	$115

Total Payments by Project	$115	$-	$-	$-	$-	$-	$-	$-	$115

Notes:
(a) Hess Infrastructure Partners Holdings LLC is a consolidated subsidiary of Hess Midstream LP.